February 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Opti-Harvest, Inc.
Registration Statement on Form S-1A
File No. 333-267203

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), WestPark Capital, Inc., as representative of the several underwriters, hereby joins Opti-Harvest, Inc in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-267203) (the “Registration Statement”) to become effective February 13, 2023, at 1:30 p.m. Eastern Time p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Craig Kaufman
Name:	Craig Kaufman
Title:	Head of Investment Banking

[Signature Page to Acceleration Request]